EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Computation of Earnings:
Income before income taxes	$366	$381	$387	$405
Add:
Interest expense	146	156	298	304
Amortization of capitalized interest	1	—	2	1
Amortization of debt premium/discount and expenses	11	5	16	10
Interest portion of rent expense	23	18	39	35

Earnings as adjusted	$547	$560	$742	$755

Computation of Fixed Charges:
Interest expense	$146	$156	$298	$304
Capitalized interest	1	1	2	2
Amortization of debt premium/discount and expenses	11	5	16	10
Interest portion of rent expense	23	18	39	35

Fixed charges	$181	$180	$355	$351

Ratio of Earnings to Fixed Charges (A)	3.01	3.12	2.09	2.15

(A)	Ratios were calculated prior to rounding to millions.